March 24, 2021	TSX.V - GIGA

Giga Metals Participates in Battery Metals Events

Management will speak at Adelaide Capital's Battery Metals Pitch Battle, 6ix's Battery Metals Panel and Benchmark's Nickel Day

(Vancouver) - Giga Metals Corp. (TSXV: GIGA) (OTCQB: HNCKF) (FSE: BRR2), a Canadian junior mining company with 100% ownership of a significant nickel sulphide project is pleased to announce its participation in the upcoming events:

  Battery Metals Pitch Battle by Adelaide Capital

Mark Jarvis, CEO of Giga Metals will be participating in Adelaide Capital's Battery Metals Pitch Battle on March 25th from 4:15 to 5:30pm ET. Please register here if you would like to attend: Adelaide Capital Battery Metals Pitch Battle. The webinar will also be live streamed on YouTube for those who are unable to access Zoom: YouTube Live Stream. A replay will be made available after the event on Adelaide Capital's YouTube channel. The Pitch Battle will be a charitable event in support of the Leukemia & Lymphoma Society of Canada. If you would like to and are able to donate, you can find the link here: https://bit.ly/3r93cut (note that the link will not be active until March 25th).

  Battery Metals Panel hosted by 6ix

Lyle Trytten, Manager of Development at Giga Metals, will be participating in a Battery Metals Panel on Friday, March 26th at 12pm ET, hosted by 6ix. Mr. Trytten will be discussing the current and future state of the battery metals space alongside other industry leaders. Join the conversation and register here: https://my.6ix.com/X18eNKrI

  Nickel Day by Benchmark Mineral Intelligence

Martin Vydra, President of Giga Metals will be participating in Benchmark Mineral's Nickel Day Session 2 on March 31st at 11:00am ET. Please register here if you would like to attend: Benchmark's Nickel Day: Session 2. The event is free if you watch it live. Mr. Vydra is a recognized nickel expert and will speak to the importance of clean nickel for the EV battery supply chain. Event details and registration: https://www.benchmarkminerals.com/events/nickel-day/

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About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company's core asset is the Turnagain Project, located in northern British Columbia, which contains one of the few significant undeveloped sulphide nickel and cobalt resources in the world.

Giga is also exploring for copper, another critical battery metal, in Brazil.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, CEO
GIGA METALS CORPORATION

Tel - 604 681 2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300        E: info@gigametals.com      W: www.gigametals.com